FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                November                                 2003
                                -----------------------------------   ----------
Commission File Number          000-29898
                                -----------------------------------   ----------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                   Form 40-F      X
                         ----------------                ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No  X
                      ------------------              ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



     Document                                                                                                  Page No.
     --------                                                                                                  --------

        1.           News Release dated November 19, 2003 ("Hutchison Telecom and RIM Introduce                    4
                     World-Capable Color BlackBerry(R)7230 Wireless Handheld(TM)")

                                                                      Document 1

[RIM logo omitted]
                                                                    News Release

                                                               November 19, 2003



FOR IMMEDIATE RELEASE

Hutchison Telecom and RIM Introduce World-Capable Color BlackBerry(R) 7230 Wireless Handheld(TM)

Hutchison Telecom Orange Users in Hong Kong can now exclusively enjoy the BlackBerry Enterprise Wireless Solution for Corporations and BlackBerry Web Client Service for Individual & SME via New Color BlackBerry 7230(TM) and Original BlackBerry 5820(TM)

Hong Kong and Waterloo, ON - Hutchison Telecommunications (Hong Kong) Limited and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the tri-band BlackBerry(R) 7230 Wireless Handheld(TM) with high-resolution color display in Hong Kong. Ideal for frequent business travelers, the BlackBerry 7230(TM) supports the comprehensive Hutchison Telecom Orange GPRS roaming services in almost 60 countries and destinations in North America, Europe and Asia Pacific regions. The world-capable BlackBerry 7230(TM) and the original BlackBerry 5820(TM) provide unrivalled wireless email access that caters to the different needs of users. Both models are available in Hong Kong today exclusively to Hutchison Telecom Orange users.

The newest model of the BlackBerry Wireless Handheld(TM) series - the BlackBerry 7230(TM) - offers users an even more engaging experience with its high resolution display, which supports over 65,000 colors. The BlackBerry 7230 is the ideal integrated voice and email solution for individuals, small businesses and corporate enterprise, supporting both corporate email and Internet Service Provider (ISP) email through the recent introduction of BlackBerry Web Client. With always-on, push-based wireless email (including attachment viewing), a built-in phone and integrated support for organizer, SMS, WAP and J2ME(TM) applications, the tri-band BlackBerry 7230(TM) is designed to keep users always connected around the world.

The original BlackBerry 5820(TM) provides a lower cost choice to customers who want wireless email access. This dualband wireless handheld also supports email, phone, organizer, SMS, WAP and J2ME applications.

Hutchison Telecom offers attractive packages for both BlackBerry Web Client users and corporate users of the BlackBerry Enterprise Server(TM). For additional information about the BlackBerry wireless email solution from Hutchison Telecom, please call 2807 9800 or visit www.orangehk.com.




                                     -more-


BlackBerry Offers from Hutchison Telecom

1. BlackBerry Web Client Services Offers
------------------------------------------- --------------------------------------------------------------------
Handset Model                                                          Special Offer
------------------------------------------- --------------------------------------------------------------------
BlackBerry 7230 Wireless    List Price                                   HK $3,880
Handheld
--------------------------- --------------- --------------------------------------------------------------------
                            Special Price                                HK $3,500
                                                            Installment Plan: HK $291 x 12 mths
                                                         -------------------------------------------------------
                                              HK $198                        1MB local data
-------------------------------------------              -------------------------------------------------------
                                                                             300 basic min
                                                         w/free 12-mth VAS: CND, CW, CC, VM & CF Bundle + Free
                                                                           Intra-network SMS
Monthly Charge                              ------------ -------------------------------------------------------
--------------                                                               2MB local data
                                                         -------------------------------------------------------
                                              HK $298                        600 basic min
                                                         w/free 12-mth VAS: CND, CW, CC, VM & CF Bundle + Free
                                                                           Intra-network SMS
------------------------------------------- ------------ -------------------------------------------------------

2.       BlackBerry Enterprise Server Offer
------------------------------------------------ ----------------------------------------------------------------

Handset Model                                                             Special Offer


------------------------------------------------ ----------------------------------------------------------------

BlackBerry 7230 Wireless    List Price                                      HK $3,880
Handheld

--------------------------- -------------------- ----------------------------------------------------------------

                            Special Price                                   HK $3,500
                                                                Installment Plan: $291 x 12 mths
--------------------------- -------------------- ----------------------------------------------------------------

Monthly Charge                                                   HK $538 / unlimited local data

------------------------------------------------ ----------------------------------------------------------------

                                       ###


About Hutchison Telecommunications (Hong Kong) Limited
Hutchison Telecommunications (Hong Kong) Limited ("HTHK"), a wholly-owned subsidiary of Hutchison Whampoa Limited ("HWL"), is responsible for managing HWL's operations of mobile services, telecom retail services and call centre services in Hong Kong and Macau, as well as mobile communication consultancy services in Mainland China, under the trading name "Hutchison Telecom".

HTHK, being a member of the Hutchison Telecommunications Group, is currently the largest mobile operator in Hong Kong. Since 1983, the Group has always been a pioneer in the development of mobile communications in Hong Kong during its past 20 years of operations, deploying multiple mobile technologies, including 1G AMPS/TACS, 2G GSM/CDMA/PCS, and 2.5G GPRS/IS95B mobile communications in Hong Kong. Hutchison 3G HK will be the first operator in Hong Kong to roll out world-class 3G service under "3" brand, leading its technical and service excellence into the 3G era.

For more information, please visit www.orangehk.com

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net or www.blackberry.com.

Media Contacts:
Frances Ng
Hutchison Telecommunications (Hong Kong) Limited
+852.21282104
frances.ng@hthk.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212 771 3637
cflaherty@brodeur.com

Ruth Brown/Katie Lee
Euan Barty Associates for RIM
+852 2537 8022
ruth@eba.com.hk / kaire@eba.com.hk

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release regarding RIM's revenue and earnings expectations, as well as anticipated demand for RIM's handheld products, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information available to RIM. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Research In Motion Limited
                                  ----------------------------------------------
                                                   (Registrant)

Date:   November 19, 2003         By:     /s/      Angelo Loberto
        -------------------               --------------------------------------
                                                         (Signature)
                                          Angelo Loberto
                                          Vice President, Finance